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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)


                     HOMEPLEX MORTGAGE INVESTMENTS CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    H295576
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Ira Sochet
                       9350 S. Dixie Highway, Suite 1260
                              Miami, Florida 33156
                                 (305) 670-1888
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 3, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)


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CUSIP NO.  H295576

1.       Name of Reporting Person S.S. or I.R.S. Identification No. of
         Above Person   Ira Sochet                                    .
                     -------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group
                     (a)                      (b)                     .
                         --------------------     --------------------

3.       SEC Use Only                                                 .
                      ------------------------------------------------

4.       Source of Funds             PF                               .
                         ---------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                               .
                                       -------------------------------

6.       Citizenship or Place of Organization      United States      .
                                              ------------------------

Number of             7.  Sole Voting Power         593,811           .
Shares                                      --------------------------
Beneficially
Owned by Each         8.  Shared Voting Power          -0-            .
Reporting                                     ------------------------
Person With
                      9.  Sole Dispositive Power    593,811           .
                                                 ---------------------

                      10.  Shared Dispositive Power    -0-            .
                                                    ------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
               593,811                                                .
         -------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                       .
               -------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)    6.1%   .
                                                            ----------

14.      Type of Reporting Person               IN                    .
                                  ------------------------------------





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         This amendment to Schedule 13D (the "Amendment") is filed as the second amendment to the Statement on Schedule 13D, dated September 7, 1994 (the "Schedule 13D"), filed on behalf of Ira Sochet (the "Reporting Person"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Homeplex Mortgage Investments Corporation, a Maryland corporation (the "Issuer"). This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Item 6 below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on June 24, 1996, the Reporting Person beneficially owned an aggregate of 593,811 shares of Common Stock, which constituted approximately 6.1 percent of the 9,716,517 shares of Common Stock outstanding on May 7, 1996, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person from April 4, 1996, to present. All of such transactions were open market purchases effected through brokers.

                                       NUMBER OF                        APPROXIMATE PRICE PER SHARE
  DATE                             SHARES PURCHASED                       (INCLUDING COMMISSIONS)
- --------                           ----------------                       -----------------------
05/01/96                                  4,500                                    $1 5/8
05/17/96                                  1,600                                    $1 5/8
05/28/96                                  1,700                                    $1 5/8
05/29/96                                 11,400                                    $1 5/8

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Commencing June 3, 1996, the Reporting Person began engaging in open market short sales transactions with respect to the Issuer's Common Stock.
Such transactions were pursuant to a standard form of agreement for short sales. The Reporting Person intends to review his investment in the Common Stock on a regular basis and, depending upon changes in his analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to engage in additional


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short sales transactions or cover the short sales transactions that he has previously entered into. Other than the standard agreement relating to the Reporting Person's short sales of the Issuer's common stock, the Reporting Person has no contracts, arrangements, or understandings with any person with respect to any securities of the Issuer.


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 1996


                                                   /s/  IRA SOCHET
                                                   -------------------------
                                                           Ira Sochet





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